
April 5, 2010

Mr. David L. Yowan
Chief Executive Officer
American Express Credit Corporation
One Christina Centre
301 North Walnut Street
Suite 1002
Wilmington, Delaware 19801

Re: **American Express Credit Corporation**
       File No. 001-6908
       Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007
       Form 10-K for the fiscal year ended December 31, 2008
       Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008
       Form 10-Q for the period ended March 31, 2009
       Amendment Number One to Form 10-Q for the period ended March 31, 2009
       Form 10-Q for the period ended June 30, 2009
       Amendment Number One to Form 10-Q for the period ended June 30, 2009
       Form 8-K dated November 12, 2009
       <u>**Form 10-Q for the period ended September 30, 2009**</u>

Dear Mr. Yowan:

         We have completed our review of your filings. We have no further comments at this time.

                          Sincerely,

                          Michael R. Clampitt
                          Senior Attorney